                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                                For June 21, 2006
                         Commission File Number 0- 50822

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F  X              Form 40-F
                              -----                      -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -----------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                              No   X
                         -----                           -----

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) has signed a
Letter of Intent to acquire 100% interest in a highly prospective uranium property in south-central Quebec from a private owner. The acquisition area is known as the Saguenay Uranium Property and represents more than 100 claims with a land area of approximately 4,000 acres (1,600 hectares).

"Northwestern is solidifying its position in one of the world's most mining-friendly jurisdictions by expanding our uranium holdings in Quebec.
Quebec is well known for its rich mineral resources and for the government's commitment to assist in the development of those resources," said Marek
Kreczmer, President and CEO of Northwestern. "A report based on work conducted on the property in the late 1960s by a number of companies, including Opemisca
Explorers Limited, indicated the potential for a large tonnage, open-pit uranium operation."

The western Grenville region, which includes the Saguenay area where the property is located, was the focus of uranium mineral exploration and metallogenic studies between 1955 and 1980. Uranium mineralization in the area consists of uraniferous minerals disseminated in the pegmatite and locally in surrounding country rocks. Grades can reach as high as several thousand parts per million U(3)O(8) (uranium oxide).

The Saguenay Uranium Property is located near the mouth of the Saguenay River close to the north shore of the St. Lawrence River, approximately 120 miles (190 kilometers) east of Quebec City. Access to the property is by regional roads, which connect to major provincial highways.

Under the terms of the Letter of Intent, Northwestern will pay C$545,000 in cash installments, including C$45,000 in the due diligence period, and will issue
2,000,000 shares over a three-year period to earn 100% ownership of the project.
Shares will be subject to all required regulatory hold periods. In addition, should a bankable feasibility study be completed on the property, Northwestern has agreed to pay an additional C$500,000. The private owner will retain a 2%
net smelter royalty (NSR) on the property. Northwestern has the right to purchase one-half of the NSR for C$1,000,000 following the completion of a bankable feasibility study.

The Letter of Intent is subject to regulatory approval, due diligence and environmental assessment. Other terms of the agreement were not released."

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Northwestern Mineral Ventures Inc.

                                      By: /s/ Marek Kreczmer
                                      ----------------------
                                          Marek Kreczmer
                                         President and CEO

Date: June 21, 2006